EXHIBIT 31.10.1

LOAN AGREEMENT

THIS AGREEMENT between FOOD INVESTORS CORPORATION (“FIC”), and CUISINE SOLUTIONS, INC., a Delaware corporation, with its principal place of business in the State of Virginia (“CSI”) is made on the following terms and conditions :

FIC, hereafter referred as the “lender”, agrees to lend CSI, hereafter referred as the “borrower”, the amount of five hundred thousand (500,000) US Dollars, upon the terms and conditions set forth below.

Article 1 : Amount of the loan

FIVE HUNDRED THOUSAND US DOLLARS (US$500,000), initially in one single advance of Five Hundred Thousand Dollars which will be paid by FIC by wire transfer of immediately available funds into the CSI bank account number 2000073692126 at WACHOVIA Bank. Amounts repaid may be reborrowed upon the written request of borrower and advanced in the manner set forth in the preceding sentence. CSI shall make notations in its books and records as to loan amounts borrowed and repaid and the dates thereof, which shall be binding on the parties absent manifest error.

Article 2: Purpose of the loan

The loan will be used to finance short-term operations of the borrower.

Article 3: Effective Date, duration and repayment

This agreement shall be effective as of October 22, 2003. The duration of the loan is six months, and the loan will mature and be due and payable in full on April 22, 2004 (the “initial maturity date”). This agreement and the loan may be extended for an additional six months (to October 22, 2004 (the “extended maturity date”)) upon written notice by CSI to FIC no later than the initial maturity date and upon approval by FIC.

Article 4: Availability of the funds

The lender agrees to make the funds of the loan available to the borrower within five business days of the execution of this agreement.

Article 5: Terms of the loan

The rate of interest of this loan is 5% per annum, payable at maturity.

If the loan is extended, the interest due on the initial maturity date may at CSI’s election be capitalized and the increased principal balance will be payable on the extended maturity date.

The interest shall be computed on the basis of the number of the days elapsed between the day the funds are made available and the day the interest is paid, and calculated on the basis of a year of 365 (three hundred and sixty five) days.

Interest will accrue on any payment not made by CSI at the due date of this loan at the same rate as specified above, without any action or notice and demand, from the due date until the complete repayment.

Article 6: Option to pay in advance and option to offset

The borrower will have the option to pay the loan in advance, totally or partially, at any time, without any prepayment premium or penalty, upon at least two business days advance notice to the lender. Payments hereunder shall be applied first to accrued interest and then to principal.

Article 7: Notices

All notices or demands pursuant to this loan agreement shall be in writing and shall be sent by letter or telefax to each party at its address underneath its signature below and shall be deemed received upon actual receipt.

Article 8, Governing law, Jurisdiction

This agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

In case of dispute, the parties to this agreement will submit the same to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

Article 9: Costs

Each party shall pay its own fees, expenses and disbursements in relation with the negotiation and drafting of this agreement and any other agreements and instruments to be executed pursuant to this agreement.

IN WITNESS WHEREOF, the undersigned have executed and delivered this agreement this 22nd day of October, 2003.

Food Investors Corporation

By	/s/ Stanislas Vilgrain

Name:
Title: President

Address for Notices:

Cuisine Solution, Inc.

By	/s/ Andreas Pfann

Name:
Title: CFO

Address for Notices:

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